NEWS RELEASE
TSX Venture Exchange Symbol: SNV	November 7th, 2005

SONIC WARRANTS EXERCISED

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today reported that all warrants issued in the private placement of November 4’th 2003 have now been exercised or have expired. A total of 224,500 warrants were exercised at $2.10 and 322,625 warrants at $1.80. The Company now has 19,304,670 common shares issued and outstanding 22,641,670 fully diluted common shares. The proceeds from the exercise of warrants (in excess of $1 million) were applied to the working capital of the Company.

About the Company
Sonic has a patented industrial scale sonic generator technology which the Company is commercializing in process applications. The Company’s first Sonoprocess™ application in the environmental industry is currently commercially operating a full-scale plant for the treatment of PCB contaminated soil. The Company is creating an international network of established environmental industry partners for the operation and marketing of Sonic’s environmental technologies. The Company recently agreed to acquire USA-based Terra-Kleen Response Group Inc. and their complementary extraction process for Persistent Organic Pollutants (POP’s) will be integrated with Sonic’s destruction process to enable Sonic to accelerate the building of their market in the global POP site remediation market. Sonic provides treatment services in the USA and Canada and is establishing an international regional network of operating partners. Sonic has one commercial scale plant which is currently deployed on the clean up of a site in Delta, B.C. Terra-Kleen has an established site remediation operating history in the USA and has licenced operators in both Japan and Australia.

SonicEnvironmental Solutions Inc.
                       TheSonoprocess™Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or visit our website at www.SonicEnvironmental.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.